OASIS PETROLEUM INC. 1001 Fannin Street, Suite 1500 Houston, TX 77002 ph: (281) 404-9500

May 20, 2022

Via EDGAR

Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Liz Packebusch

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-264550) (the “Registration Statement”) of Oasis Petroleum Inc. (“Oasis”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the United States Securities Act of 1933, as amended, Oasis requests that the effectiveness of the above-captioned Registration Statement be accelerated so that such Registration Statement will become effective on Tuesday, May 24, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please call Benjamin R. Barron of Vinson & Elkins L.L.P. at (713) 758-3260 or David P. Oelman at (713) 758-3708 with any questions regarding this matter.

Very truly yours,

Oasis Petroleum Inc.

By:	/s/ Nickolas J. Lorentzatos
Nickolas J. Lorentzatos
Executive Vice President, General Counsel and Corporate Secretary

cc:	Nickolas J. Lorentzatos, Oasis Petroleum Inc.

David P. Oelman, Vinson & Elkins L.L.P.

Stephen M. Gill, Vinson & Elkins L.L.P.

Benjamin Barron, Vinson & Elkins L.L.P.

M. Scott Regan, Whiting Petroleum Corporation

Sean T. Wheeler, P.C., Kirkland & Ellis L.L.P.

Debbie Yee, P.C., Kirkland & Ellis L.L.P.

Julian Seiguer, P.C., Kirkland & Ellis L.L.P.

Signature Page to Acceleration Request Letter